Filed by Westvaco Corporation
                           pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                         the Securities and Exchange Act of 1934
                                          Subject Company:  Westvaco Corporation
                                                      Commission File No. 1-3013


The following press release was issued jointly by The Mead Corporation and Westvaco Corporation on October 29, 2001:


MEAD AND WESTVACO TO BROADCAST
SECURITY ANALYST MEETING

DAYTON, Ohio and STAMFORD, Conn., Oct. 29 /PRNewswire/ -- The Mead Corporation (NYSE: MEA) announced today that Mead Chairman, President, and CEO Jerry Tatar
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and Westvaco Corporation (NYSE: W) Chairman and CEO John A. Luke, Jr., will make
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a joint presentation to security analysts in New York City on Friday, November
2, 2001. They will be discussing the previously announced plans to merge the two companies. The new company, which will be called MeadWestvaco Corporation, will have $8 billion in annual revenues, profitable growth platforms in the company's four core businesses, and a strong balance sheet with substantial financial capacity.

The audio portion of the meeting will be web cast on the Mead and Westvaco web sites beginning at 10 a.m. EST.

Interested parties may connect to the Mead home page at www.mead.com and then
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click on Conference Calls (under Financial Information) for instructions to access the "listen-only" web cast. Listeners should go to the web site at least 15 minutes prior to the start of the call to register, download, and install any necessary audio software. The audio portion of the meeting will also be web cast on Westvaco's web site (www.westvaco.com) at 10 a.m. EST. After connecting to
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the web site, interested parties should click on Investor Relations (under
Investor Services), then look for instructions to access the web cast in "listen-only" mode. Listeners should go to the web site at least 15 minutes prior to the call to register, download, and install any necessary software.

Analysts and investors may listen to the meeting by calling 212-896-6061. A replay of the call will be available on both Mead's and Westvaco's web sites immediately following the call or via the telephone on Friday, November 2, 2001 from noon EST until 5:00 p.m and again on Monday, November 5 from 8:00 a.m. EST to noon. Please call 800-633-8284 (domestic) and enter reservation #19922586. International callers: 858-812-6440.

In August 2001, Mead and Westvaco announced that they agreed to a merger of equals creating a global company with leading positions in packaging, coated and specialty papers, consumer and office products, and specialty chemicals. The enterprise value of the combined organization is in excess of $10 billion.

Westvaco Corporation ( www.westvaco.com ), headquartered in Stamford, Connecticut, is a leading producer of paperboard and value-added packaging for media, pharmaceutical and consumer markets, and is a major producer of coated papers and specialty chemicals. The company operates in 21 countries, serves customers in more than 70 countries, and employs approximately 17,000 people worldwide. More information about Westvaco's businesses and use of sustainable forestry practices to manage its 1.4 million acre land base can be found on the company's web site, www.westvaco.com.

The Mead Corporation, a forest products company with $4.4 billion in annual sales in 2000, is one of the leading North American producers of coated paper, coated paperboard and consumer and office products, a world leader in multiple packaging and specialty paper, and a producer of high-quality corrugating medium. In management of the company's more than two million acres of forests, Mead is committed to practicing principled forest stewardship and using resources in a responsible and sustainable manner. For additional information about Mead, visit the company's web site at www.mead.com.

Additional Information

The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") have filed with the SEC a registration statement on Form S-4 on behalf of MW Holding Corporation containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors may obtain the documents free of charge at the SEC's web site (http://www.sec.gov). In addition, documents filed with the SEC by Mead
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or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.:
(203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Mead and Westvaco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders and Westvaco shareholders, respectively, in connection with the proposed merger between Mead and Westvaco. For more information on who may be deemed to be participants in the solicitation of proxies, please see Westvaco's Current Report on Form 8-K filed with the SEC on October 18, 2001.

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each Company's reports filed with the SEC.